Prana Biotechnology Announces Results of
Annual General Meeting of Shareholders

Melbourne, Australia - December 4, 2006 - Prana Biotechnology Limited (NASDAQ: PRAN, ASX: PBT), today announced the results of its Annual General Meeting held on November 30, 2006. During the proceedings, the following resolutions were passed:

•	Professor Colin Masters was re-elected to serve as a director of the Company.

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PricewaterhouseCoopers (“PwC”) was appointed as the Company’s new independent auditor effective November 30, 2006. PwC replaces Deloitte Touche Tohmatsu. There were no disagreements with Deloitte Touche Tohmatsu on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure in any of the two most recent fiscal years.

•	The approval of previous issuance of 250,000 ordinary shares to certain consultants of the Company, as set forth in the Explanatory Memorandum to the Notice of Meeting.

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The approval of up to an aggregate 3,200,000 ordinary shares or ADS issuable under the 2004 ADS Option Plan and the 2004 Employees’, Directors’ and Consultants’ Share and Option Plan, as set forth in the Explanatory Memorandum to the Notice of Meeting.

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialize research into Alzheimer's disease and other major age-related neuro-degenerative disorders. The company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including the University of Melbourne and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, discovered Prana’s technology.

For further information, please visit our web site at www.pranabio.com.

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Contacts:

Investor Relations	Media Relations

Kathy Price	Ivette Almeida
The Global Consulting Group	The Global Consulting Group
T: 646-284-9430	T: 646-284-9455
E: kprice@hfgcg.com	E: ialmeida@hfgcg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

Date:  December 4, 2006